# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Janus Henderson Group plc, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001140361-25-046593
Filed by CIK 0000225602
Persons authorized to receive notices and communications: Jaime Genua, Massachusetts Mutual Life Insurance Co, 1295 State Street, Springfield, Massachusetts (MA), 01111, (800) 767-1000

## Reporting persons
- Massachusetts Mutual Life Insurance Company (CIK 0000225602): type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: Janus Henderson Group plc
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the SEC on December 23, 2025 (the "Schedule 13D"), relating to the Ordinary Shares, $1.50 per share par value (the "Ordinary Shares"), of Janus Henderson Group plc, a public limited company organized under the Laws of Jersey (the "Issuer").

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 4, 5, and 6 of the Schedule 13D are hereby amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2026, the transactions contemplated by the Merger Agreement and the Equity Commitment Letter were consummated.

As a result of the Merger, the Ordinary Shares will no longer be listed on The New York Stock Exchange and will be deregistered under Section 12(b) of the Exchange Act. Additionally, as a result of the Merger, MassMutual no longer beneficially owns any Ordinary Shares, though MassMutual retains an equity interest in the surviving company through its beneficial ownership of preferred equity interests of Topco.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

As of June 30, 2026, MassMutual no longer beneficially owned any Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

As of June 30, 2026, MassMutual no longer beneficially owned any Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

MassMutual has not effected any transactions in the Ordinary Shares during the past 60 days other than as described in this Schedule 13D and as set forth on Schedule II attached hereto.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

As of June 30, 2026, upon consummation of the Merger, MassMutual may no longer deemed to be part of a group that beneficially owned more than five percent of the outstanding Ordinary Shares of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MassMutual is or was a member of any such group.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.3 of the Schedule 13D is hereby amended and restated in its entirety as Exhibit 99.1 attached to this Amendment No. 1.

Exhibit 99.1 Schedule II to Schedule 13D

## Signatures
- Massachusetts Mutual Life Insurance Company: /s/ Jaime Genua, Jaime Genua, Assistant Secretary (07/02/2026)